May 21, 2018

Gordon Scott Venters
Chief Executive Officer
The Movie Studio, Inc.
2598 East Sunrise Boulevard., Suite 2104
Ft. Lauderdale, Florida 33304

       Re: The Movie Studio, Inc.
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed May 7, 2018
           File No. 024-10807

Dear Mr. Venters:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

Form 1-A/A filed on May 7, 2018

General

1. We note your response to our prior comment 1 and reissue the comment. Please provide us a legal and factual analysis specifically addressing whether you properly suspended your Section 15(d) reporting obligation, regardless of your deregistration pursuant to
      Section 12(g). Your Form 15 filed on December 20, 2017 cites reliance on Rule 12h-3 to suspend your Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic
 Gordon Scott Venters
The Movie Studio, Inc.
May 21, 2018
Page 2
         report you filed was the 10-K for the fiscal year ended October 31, 2014. It appears to us that the Form 15 filed on February 12, 2010 did not relate to the suspension of your Section 15(d) reporting obligations. If applicable you may consider whether your
         Section 15(d) reporting obligation was automatically suspended by action of Section 15(d)
         of the Exchange Act which states in part that "[t]he duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons."
Subsidiary Statement of Financial Positions, page F-6

2. Please remove your Subsidiary Statement of Financial Position as of October 31, 2016.
Accountant's Compilation and Review Report, page F-14

3. We note that compilation reports are not appropriate to present, because the association of the accountant provides no basis for reliance. Please remove the accountant's compilation report.
Consolidated Statements of Changes in Stockholders Deficiency, page F-7&F19

4. Please tell us in detail why you have restated the Consolidated Statements of Changes in
         Stockholders Deficiency.

         Additionally, please tell us why your auditors reports have not been updated to reflect the restatement.
       You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameGordon Scott Venters
Comapany NameThe Movie Studio, Inc.
                                                                Division of
Corporation Finance
May 21, 2018 Page 2                                             Office of
Transportation and Leisure
FirstName LastName